

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. John A. Feenan
Chief Financial Officer
Trinseo S.A.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

> **RE: Trinseo S.A.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 10, 2015**
> **Item 2.02 Form 8-K**
> **Filed August 4, 2015**
> **File No. 1-36473**

Dear Mr. Feenan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 64</u>

1. We note your disclosure that the weakening of the U.S. dollar against the euro contributed to the change in net sales and cost of sales for the year ended December 31, 2014 compared to the year ended December 31, 2013. In addition, you also disclose that the strengthening of the U.S. dollar against the euro impacted other expenses, net for the year ended December 31, 2014 compared to the year ended December 31, 2013. Please clearly explain the

disclosure surrounding the foreign currency impact on your operations, specifically how the U.S. dollar strengthened and weakened against the euro within the same year.

Liquidity and Capital Resources, page 75

2. On page 46, you disclose that you are largely dependent on the receipt of distributions and dividends or other payments from your subsidiaries and joint ventures for cash to fund all of your operations and expenses. In future filings, please also discuss in your liquidity and capital resources section any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Item 15. Exhibits, Financial Statement Schedules

General

3. We note that you incurred a total of $285.2 million in expenses under the SAR MOSA for the year ended December 31, 2014. Please tell us and disclose in future filings the line item(s) and the related amount(s) of expenses incurred in each line item that is related to the SAR MOSA for each period presented.

Form 8-K Filed on August 4, 2015

Exhibit 99.1

4. We remind you that Item 10(e)(1)(i)(a) of Regulation S-K indicates that you should not present non-GAAP financial measures with greater prominence than the most directly comparable GAAP financial measures. In this regard, your narrative appears to place more prominence on non-GAAP financial measures such as Adjusted EBITDA without providing a discussion of the corresponding GAAP financial measure. Please revise as necessary in future filings. See also Instruction 2 to Item 2.02 of Regulation 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or me at (202) 551-3854 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction